SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           (Amendment No. _________)*

                            NEW FRONTIER MEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   644398 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                February 14, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]   Rule 13d-1(b)
 [   ]   Rule 13d-1(c)
 [ X ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   644398 10 9              13G         Page 2 of 6 Pages
---------------------------- ------------------- -------------------------------


--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Mark Kreloff
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [  ]
                                                                        (b) [  ]
--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------- ----------------------------------------------------------------------

                           5      SOLE VOTING POWER

NUMBER OF                                  1,310,604 Shares
SHARES                     ------ ----------------------------------------------
BENEFICIALLY
OWNED BY                   6      SHARED VOTING POWER
EACH
REPORTING                                  0
PERSON                     ------ ----------------------------------------------
WITH
                           7      SOLE DISPOSITIVE POWER

                                           1,310,604 Shares
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           0
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,310,604 Shares
--------- ----------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                [  ]


--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.9%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
--------- ----------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------- ------------------- -------------------------------

CUSIP No.   644398 10 9              13G         Page 3 of 6 Pages
---------------------------- ------------------- -------------------------------

Item 1(a).        Name of Issuer:

                  New Frontier Media, Inc. ("Issuer")
                  --------------------------------------------------------------

Item 1(b.)        Address of Issuer's Principal Executive Offices:

                  7007 Winchester Circle, Suite 200, Boulder, Colorado 80301
                  --------------------------------------------------------------

Item 2(a).        Name of Persons Filing:

                  Mark Kreloff
                  --------------------------------------------------------------

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  7007 Winchester Circle, Suite 200, Boulder, Colorado 80301
                  --------------------------------------------------------------

Item 2(c).        Citizenship:

                  United States
                  --------------------------------------------------------------

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.0001 per share
                  --------------------------------------------------------------

Item 2(e).        CUSIP Number:

                  644398 10 9
                  --------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)  [  ]  Broker or dealer registered under Section 15 of the Exchange
                   Act;
        (b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
        (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;
        (d)  [  ]  Investment company registered under Section 8 of the
                   Investment Company Act;
        (e)  [  ]  An investment adviser in accordance with Rule
                   13d-1(b)(ii)(E);
        (f)  [  ]  An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);
        (g)  [  ]  A parent holding company or control person in accordance with
                   Rule 13d-1(b)(ii)(G)
        (h)  [  ]  A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;
        (i)  [  ]  A church  plan that is  excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act;
        (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No.   644398 10 9              13G         Page 4 of 6 Pages
---------------------------- ------------------- -------------------------------

Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a) Amount beneficially owned:
               The Reporting Person beneficially owns 1,310,604 shares of common stock of the Issuer. Of this amount, (i) 419,381 shares of common stock are held by Calan Investments, LLC of which the Reporting Person is the sole managing member and sole shareholder and (ii) 744,000 shares of common stock are issuable upon exercise of currently exercisable employee stock options and warrants.

         (b) Percent of Class:
               5.9% (based upon 21,322,816 shares of common stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2002).

         (c) Number of shares as to which such person has:
             (i)    Sole power to vote or to direct the vote:
                    1,310,604 shares of common stock,  including  744,000 shares
                    of  common  stock   issuable   upon  exercise  of  currently
                    exercisable employee stock options or warrants.

             (ii)   Shared power to vote or to direct the vote:
                    0 shares of common stock.

             (iii)  Sole power to dispose or to direct the disposition of:
                    1,310,604 shares of common stock,  including  744,000 shares
                    of  common  stock   issuable   upon  exercise  of  currently
                    exercisable employee stock options or warrants.

             (iv)   Shared power to dispose or to direct the disposition of:
                    0 shares of common stock.

     178,000 shares of common stock are held by the Ethyx Trust, an irrevocable trust, of which the Reporting Person's brother is the sole trustee and the sole beneficiaries are the two minor children of the Reporting Person. The Reporting Person has no voting or dispositive power over the shares held by the Ethyx Trust.

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             None.

Item 7.      Identification   and   Classification   of   the  Subsidiary  Which
             Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             None.

Item 8.      Identification and Classification of Members of the Group.

             None.

---------------------------- ------------------- -------------------------------

CUSIP No.   644398 10 9              13G         Page 5 of 6 Pages
---------------------------- ------------------- -------------------------------

Item 9.      Notice of Dissolution of Group.

             None.

Item 10.     Certifications.

             None.

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CUSIP No.   644398 10 9              13G         Page 6 of 6 Pages
---------------------------- ------------------- -------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2003
                                  /s/ Mark Kreloff
                                  ---------------------------------
                                  Mark Kreloff